SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. __)*

LogicMark, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

67091J503

(CUSIP Number)

The Winvest Investment Fund Management Corp.

Skyline Tower 10900 NE 4th St, Floor 23

Bellevue, WA 98004

Attention: Jourdan Matthews

Telephone: (425) 331-9885

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 9, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67091J503

1.	Names of Reporting Person

The Winvest Investment Fund Management Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	4,074,582[1]
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,074,582[1]
	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

4,074,5821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

67.2%1

14.	Type of Reporting Person (See Instructions)

CO

1 This information is given as of the close of business on October 18, 2024, the filing date of this Schedule 13D.

Page 2 of 8 pages

CUSIP No. 67091J503

1.	Names of Reporting Person

Mr. Jourdan Matthews

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)

AF

5.	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

☐

6.	Citizenship or Place of Organization

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER	4,074,582[1]
	8.	SHARED VOTING POWER	0
	9.	SOLE DISPOSITIVE POWER	4,074,582[1]
	10.	SHARED DISPOSITIVE POWER	0

11.	Aggregate Amount Beneficially Owned by Such Reporting Person

4,074,5821

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)

67.2%1

14.	Type of Reporting Person (See Instructions)

IN

Page 3 of 8 pages

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement” or this “Schedule 13D”) relates is the Common Stock, $0.0001 par value per share (the “Common Stock”), of LogicMark, Inc. (the “Issuer”), with its principal executive offices located at 2801 Diode Lane, Louisville, KY 40299.

ITEM 2.	Identity and Background.

(a)-(c) and (f). This Schedule 13D is filed by The Winvest Investment Fund Management Corp., a Delaware corporation (“Winvest”), and Mr. Jourdan Matthews, a United States citizen (“Mr. Matthews,” and collectively with Winvest, the “Reporting Persons”). Winvest acts as a private investment vehicle for Mr. Matthews and also acts as investment manager to a private investment vehicle for third party investors. Mr. Matthews is the sole stockholder, a director and the Chief Executive Officer of Winvest. Winvest directly owns the Common Stock reported in this Schedule 13D. Mr. Matthews may be deemed to beneficially own the Common Stock directly owned by Winvest; Mr. Matthews disclaims beneficial ownership thereof.

The principal business of Winvest is acting as a private investment vehicle for Mr. Matthews and as investment manager to a private investment vehicle for third party investors. Mr. Matthew’s principal occupation is acting as an investment manager for his own assets and for third party investors. The principal business address of the Reporting Persons is Skyline Tower 10900 NE 4th St, Floor 23, Bellevue, WA 98004.

Ms. Natasha Ovsepyan, a United States citizen (“Ms. Ovsepyan”), is a director of Winvest. Ms. Ovsepyan’s principal occupation is acting as a home care giver through a company she owns named Lux Home Care LLC. The principal business address of Ms. Ovsepyan and Lux Home Care LLC is 16124 NE 11th Street, Bellevue, WA 98008.

(d)–(e). During the last five years, none of the Reporting Persons nor Ms. Ovsepyan has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds used by the Reporting Persons in making their purchases of the shares of Common Stock owned by them are set forth below:

REPORTING PERSON	SOURCE OF FUNDS	AMOUNT OF FUNDS
Winvest	Working Capital	$371,248.64

One or more of the Reporting Persons may effect purchases of securities through margin accounts which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and brokers’ credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Page 4 of 8 pages

ITEM 4.	Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock owned by them in the belief that such securities were an attractive investment and with the intent described below.

The Reporting Persons intend to communicate with the Issuer’s board of directors and management regarding the Issuer’s business, strategies and operations, and may seek to elect the members of the Issuer’s board of directors.

Except as set forth in this Schedule 13D, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities (including without limitation plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D), to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

ITEM 5.	Interest in Securities of the Issuer.

(a)       As of the end of business on October 18, 2024, the filing date of this Schedule 13D, Winvest directly owns 4,074,582 shares of Common Stock, representing 67.2% of all of the outstanding shares of Common Stock. As of the end of business October 9, 2024, the Event Date of this Schedule 13D, Winvest directly owned 945,700 shares of Common Stock, representing 15.6% of all of the outstanding shares of Common Stock. Mr. Matthews, as the sole stockholder, a director and the Chief Executive Officer of Winvest, may be deemed to beneficially own the shares of Common Stock owned directly by Winvest; Mr. Matthews disclaims beneficial ownership thereof. The percentage ownership of each Reporting Person is based on 6,065,383 shares of Common Stock outstanding as of August 12, 2024, as reported by the Issuer in its Form 10-Q filed with the SEC on August 14, 2024.

As of the end of business on the Event Date and the filing date of this Schedule 13D, Mr. Matthews did not directly own any shares of Common Stock, nor did Ms. Ovsepyan own any shares of Common Stock.

(b)       Winvest has, and Mr. Matthews may be deemed to have, the sole power to vote or direct the vote of and to dispose or direct the disposition of the shares of Common Stock reported herein. Ms. Ovsepyan does not have sole or shared power to vote or direct the vote of or to dispose or direct the disposition of the shares of Common Stock reported herein.

Page 5 of 8 pages

(c)       No transactions in the Common Stock have been effected by the Reporting Persons or Ms. Ovsepyan in the sixty (60) days prior to the filing date of this Schedule 13D, except as follows:

Reporting Person	Trade Date	Type	Shares	Weighted Average Price Per Share
Winvest	10.9.24	Open Market Purchases	945,700	$0.1051
Winvest	10.10.24	Open Market Purchases	380	$0.0948
Winvest	10.15.24	Open Market Purchases	2,104,107	$0.0849
Winvest	10.16.24	Open Market Purchases	1,024,400	$0.0908

(d)       Not applicable.

(e)       Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit No.	Document

1.	Joint Filing Agreement

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: October 18, 2024

The Winvest Investment Fund Management Corp.

By:	/s/ Jourdan Matthews
Name:	Jourdan Matthews
Title:	Chief Executive Officer

/s/ Jourdan Matthews
Jourdan Matthews

Page 7 of 8 pages

EXHIBIT INDEX

Exhibit No.	Document

1.	Joint Filing Agreement

Page 8 of 8 pages